UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

____________________

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

378989206
(CUSIP Number)

ExxonMobil Renewables LLC
22777 Springwoods Village Parkway
Spring, TX 77389
with copies to: Louis Goldberg Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2022
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378989206	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON ExxonMobil Renewables LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,530,723
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,530,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,530,723 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of a warrant exercisable for 13,530,723 shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc. (the “Issuer”), at an exercise price of $2.25 per share, exercisable immediately.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,223,933 shares of Common Stock issued and outstanding as of March 31, 2022, as reported on the Annual Report on Form 10-K filed with the Securities and Exchange Commission by the Issuer on April 4, 2022 (the “Form 10-K”).

CUSIP No. 378989206	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Exxon Mobil Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,030,723
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,030,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,030,723 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	In its capacity as indirect beneficial owner of (a) a warrant exercisable for 13,530,723 shares of Common Stock of the Issuer, directly owned by ExxonMobil Renewables LLC, a wholly-owned subsidiary of Exxon Mobil Corporation, with an exercise price of $2.25 per share, exercisable immediately and (b) a warrant exercisable for 6,500,000 shares of Common Stock, directly owned by ExxonMobil Renewables LLC, with an exercise price of $3.75 per share, exercisable upon the earlier of (i) the date on which ExxonMobil Oil Corporation, another wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of its Product Off-Take Agreement, dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer. The 6,500,000 shares of Common Stock underlying such warrant are only deemed beneficially owned by Exxon Mobil Corporation, and not ExxonMobil Renewables LLC, because only Exxon Mobil Corporation, as the sole shareholder of ExxonMobil Oil Corporation, has the power to control the exercisability of such warrant at its option.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,223,933 shares of Common Stock issued and outstanding as of March 31, 2022, as reported on the Form 10-K.

CUSIP No. 378989206	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the common stock (“Common Stock”) of Global Clean Energy Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2790 Skypark Drive, Suite 105, Torrance, CA 90505.

Item 2. Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	ExxonMobil Renewables LLC, a Delaware limited liability company (“ExxonMobil Renewables”), whose principal business is to pursue, explore, develop, and steward opportunities related to renewable fuels; and

•	Exxon Mobil Corporation, a New Jersey corporation and the sole member of ExxonMobil Renewables, whose principal business involves the following: exploration for, and the production of, crude oil and natural gas; the manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals and a wide variety of specialty products; and the pursuit of lower-emission business opportunities, including carbon capture and storage, hydrogen and biofuels.

The principal business address of ExxonMobil Renewables is 22777 Springwoods Village Parkway, Spring, TX 77389. The principal business address of Exxon Mobil Corporation is 5959 Las Colinas Boulevard, Irving, TX 75039.

Information regarding each director and officer of Exxon Mobil Corporation, the ultimate beneficial owner of the securities reported herein (collectively, the “Covered Persons”), is set forth in the attached Annex A and incorporated by reference. Except as set forth in Annex A, each of the Covered Persons is a United States citizen.

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As further described in Item 6 of this Schedule 13D below (incorporated herein by reference), the Reporting Persons acquired the securities reported herein in a private placement involving several other institutional investors, which closed on February 23, 2022. Pursuant to the private placement, the Issuer issued and sold to ExxonMobil Renewables an aggregate of 125,000 shares of its newly created Series C preferred stock, par value $0.001 per share (the “Series C Preferred Stock”) and a warrant to purchase up to an aggregate of 13,530,723 shares of Common Stock (the “Warrant”). In connection with ExxonMobil Renewables’ investment in the Issuer, the Issuer also granted ExxonMobil Renewables an additional warrant for the purchase of up to 6,500,000 shares of Common Stock (the “Tranche II Warrant”). The aggregate purchase price for the Series C Preferred Stock, the Warrant and Tranche II Warrant was $125,000,000, which was funded from cash on hand.

Item 4. Purpose of Transaction

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons will continuously review their investment in Issuer, including evaluations of the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions (including transactions involving the Reporting Persons and/or their affiliates and/or other stockholders of the Issuer), director and officer incentive programs, and corporate governance decisions by the Issuer’s management and the board of directors (the “Board”), as well as alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may be deemed relevant in determining whether additional securities of the Issuer will be acquired by the Reporting Persons or their affiliates or whether the Reporting Persons will dispose of any such securities of the Issuer.

CUSIP No. 378989206	SCHEDULE 13D	Page 5 of 10

Depending on such and other factors, at any time, the Reporting Persons may acquire shares of Common Stock or other securities of the Issuer (in addition to (i) the shares of Common Stock underlying the Warrant and Tranche II Warrant (considered currently beneficially owned) and (ii) the Series C Preferred Stock), or, at any time, some or all of the shares of Common Stock or other securities beneficially owned by the Reporting Persons may be sold in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to modify the terms of the Issuer’s securities it holds through various transactions, including, without limitation, refinancing transactions, enter into derivative or hedging transactions with respect to such securities, provide additional capital or debt financing to the Issuer, or pledge its interest in the Issuer’s securities as collateral for liquidity purposes, subject to the limitations contained in the Certificate of Designations (as defined below). Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may seek to monetize the shares of Common Stock underlying the Warrant and Tranche II Warrant.

ExxonMobil Renewables designated Amy K. Wood and E. Nicholas Jones as Series C Preferred Stock directors and Ms. Wood and Mr. Jones were appointed to the Board by the Issuer on February 23, 2022. Additionally, as described in Item 6, pursuant to the terms of the Series C Preferred Stock, ExxonMobil Renewables has certain consent rights with respect to, among other things, matters involving the Issuer’s management, Certificate of Incorporation or bylaws and other governing documents, capitalization and dividend policy, ability to engage in extraordinary corporate transactions, Board composition and business. As a result, the Reporting Persons may have influence over various activities of the Issuer, which may relate to items described in Items 4(a)-(j) of Schedule 13D.

Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, subject to the agreements described herein, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, sources or potential sources of capital and other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the shares of Common Stock beneficially owned are based on a total of 42,223,933 shares of Common Stock issued and outstanding as of March 31, 2022, as reported on the Annual Report on Form 10-K filed with the Securities and Exchange Commission by the Issuer on April 4, 2022.

ExxonMobil Renewables directly holds the Warrant for 13,530,723 shares of Common Stock, exercisable immediately.

Exxon Mobil Corporation, in its capacity as the sole member of ExxonMobil Renewables, has the ability to indirectly control the decisions of ExxonMobil Renewables regarding the vote and disposition of securities held by ExxonMobil Renewables, and as such may be deemed to have indirect beneficial ownership of the Warrant for 13,530,723 shares of Common Stock held by ExxonMobil Renewables. Additionally, Exxon Mobil Corporation may be deemed to have indirect beneficial ownership of the Tranche II Warrant for 6,500,000 shares of Common Stock held by ExxonMobil Renewables, exercisable upon the earlier of (i) the date on which ExxonMobil Oil Corporation, another wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of that certain Product Off-Take Agreement, dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer. The 6,500,000 shares of Common Stock underlying the Tranche II Warrant are only deemed beneficially owned by Exxon Mobil Corporation, and not ExxonMobil Renewables, because only Exxon Mobil Corporation, as the sole shareholder of ExxonMobil Oil Corporation, has the power to control the exercisability of such Tranche II Warrant at its option.

For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

CUSIP No. 378989206	SCHEDULE 13D	Page 6 of 10

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Securities Purchase Agreement

On February 2, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with ExxonMobil Renewables and eleven other institutional investors. Pursuant to the Purchase Agreement, the Issuer agreed, among other things, to issue and sell an aggregate of 145,000 shares of Series C Preferred Stock, having the powers, designations, preferences, and other rights set forth in the Certificate of Designations (as defined below) and Warrants for an aggregate purchase price of $145,000,000 to all investors in the aggregate. The transactions contemplated by the Purchase Agreement closed on February 23, 2022 (the “Closing Date”). On the Closing Date, under the Purchase Agreement, the Issuer issued and sold to ExxonMobil Renewables 125,000 shares of Series C Preferred Stock and the Warrant for 13,530,723 shares of Common Stock. In connection with ExxonMobil Renewables’ investment in the Issuer, the Issuer also issued to ExxonMobil Renewables the Tranche II Warrant for the purchase of up to 6,500,000 shares of Common Stock. The aggregate purchase price paid by ExxonMobil Renewables for the Series C Preferred Stock, the Warrant and the Tranche II Warrant was $125,000,000. In addition, until the earlier of the full exercise or expiration of the foregoing warrants or the transfer of the warrants to a third party, ExxonMobil Renewables will also have a right to elect to maintain its pro rata equity position in the Issuer in connection with certain future issuances by the Issuer.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed hereto as Exhibit 7.1, and is incorporated herein by reference.

Warrant and Tranche II Warrant

In connection with the sale of the Series C Preferred Stock under the Purchase Agreement, on the Closing Date, the Issuer issued the Warrant and the Tranche II Warrant to ExxonMobil Renewables pursuant to warrant certificates.

The Warrant has a per share exercise price of $2.25, a five-year term and the right to be exercised for cash or by means of cashless exercise.

The Tranche II Warrant entitles ExxonMobil Renewables to purchase up to 6,500,000 shares of Common Stock at a purchase price of $3.75 per share until the sixth anniversary of the date of issuance. The Tranche II Warrant, however, cannot be exercised until the earlier of (i) the date on which ExxonMobil Oil Corporation, a wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of its five-year Product Off-Take Agreement dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer.

CUSIP No. 378989206	SCHEDULE 13D	Page 7 of 10

The foregoing description of the Warrant and the Tranche II Warrant does not purport to be complete and is qualified in its entirety by the full text of each of the warrant certificates, which are filed hereto as Exhibits 7.2 and 7.3, and are incorporated herein by reference.

Certificate of Designations

The Series C Preferred Stock has the powers, designations, preferences, and other rights set forth in the Certificate of Designations of the Series C Preferred Stock filed by the Issuer with the Delaware Secretary of State on February 23, 2022 (the “Certificate of Designations”).

Under the Certificate of Designations, the holders of Series C Preferred Stock are entitled to receive dividends at a rate of 15% per annum, compounded quarterly; provided, however, until March 31, 2024, the Issuer may elect not to pay some or all of the accrued dividends in cash, in which case the unpaid dividends shall accrue and be added to the original issuance price of the shares of Series C Preferred Stock. The shares of Series C Preferred Stock are not convertible into shares of Common Stock.

Except as otherwise required by law or with respect to certain protective provisions included in the Certificate of Designations, the holders of Series C Preferred Stock shall have no right to vote on matters submitted to a vote of the Issuer’s stockholders. Notwithstanding the foregoing, so long as any shares of Series C Preferred Stock are outstanding, without the prior written consent of ExxonMobil Renewables, the Issuer may not take certain actions, including the following: (i) amend its Certificate of Incorporation or bylaws, the Certificate of Designations or the governing documents of the Issuer’s principal subsidiaries in a manner that would be adverse to any holder of Series C Preferred Stock in any material respect; (ii) commence any proceeding or action under applicable bankruptcy law, (iii) enter into a change of control transaction, (iv) authorize or issue other securities or securities convertible into or exercisable for any equity security, in each case if such security is on parity with or senior to, the shares of the Series C Preferred Stock, or increase the authorized number of shares of any such equity securities; (v) permit the Issuer or any of its subsidiaries to incur additional indebtedness in excess of $15,000,000 other than indebtedness contemplated by the Issuer’s annual budget, (vi) declare any dividend on any securities that are on parity with or junior to the Series C Preferred Stock, (vii) increase the size of the Board of Directors, (viii) hire or terminate the Issuer’s Chief Executive Officer, Chief Financial Officer, or Executive Vice President, or materially change the authority or responsibilities of such officers, (ix) enter into certain related party transactions, or (x) subject to the limitations contained in the Certificate of Designations, adopt an annual operating budget, make material changes to that approved annual budget, or sell or pledge assets other than as provided in the approved annual budget.

In addition, for so long as ExxonMobil Renewables holds any shares of Series C Preferred Stock, ExxonMobil Renewables shall have the right, exercisable at its option, to appoint two directors to the Board and, if shares of Series C Preferred Stock have not been redeemed prior to the fifth anniversary of issuance, or upon an event of default under the Certificate of Designations, ExxonMobil Renewables will have the right to appoint a majority of the Board.

The Certificate of Designations provides that the Issuer will have the right, at any time, to redeem/repurchase the outstanding shares of Series C Preferred Stock (in increments of no less than $25,000,000), for an amount equal to the Corporation Redemption Price. Upon the liquidation of the Issuer, available cash proceeds will first be distributable to the holders of the Series C Preferred Stock until they have received an amount equal to the Corporation Redemption Price. The “Corporation Redemption Price” is an amount of cash that would have to be distributed so that the aggregate of all cash distributions paid to the holders of Series C Preferred Stock since the date of issuance equals the greater of (i) the original issuance price, as adjusted, and (ii) (x) until the second anniversary of its issuance, an amount equal to 1.85 times the initial purchase price, as adjusted, and (y) from and after the second anniversary of its issuance, an amount equal to two times the initial purchase price, as adjusted.

CUSIP No. 378989206	SCHEDULE 13D	Page 8 of 10

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by the full text of the Certificate of Designations, which is filed hereto as Exhibit 7.4, and is incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Securities Purchase Agreement, dated February 2, 2022, by and among Global Clean Energy Holdings, Inc. and the investors thereunder (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 8, 2022).

Exhibit 7.2	Form of Warrant Certificate issued to the purchasers of Series C Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit 7.3	Form of Warrant Certificate issued to ExxonMobil Renewables LLC (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit 7.4	Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of Global Clean Energy Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed February 28, 2022).

Exhibit 7.5	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 29, 2022

EXXONMOBIL RENEWABLES LLC By: Exxon Mobil Corporation Its: Sole Member

By:	/s/ James M. Spellings, Jr.
	Name:	James M. Spellings, Jr.
	Title:	Vice President, Treasurer and General Tax Counsel of Exxon Mobil Corporation

EXXON MOBIL CORPORATION

By:	/s/ James M. Spellings, Jr.
	Name:	James M. Spellings, Jr.
	Title:	Vice President, Treasurer and General Tax Counsel of Exxon Mobil Corporation

Annex A

Executive Officers and Directors of Exxon Mobil Corporation

The name and principal occupation of each director and executive officer of Exxon Mobil Corporation are set forth below. The address for each person listed below is c/o Exxon Mobil Corporation, 5959 Las Colinas Boulevard, Irving TX 75039. All executive officers and directors listed are United States citizens other than Kaisa Hietala, who is a citizen of Finland.

OFFICERS:

Name	Present Principal Occupation or Employment
Darren W. Woods	Chairman and Chief Executive Officer of Exxon Mobil Corporation
Neil A. Chapman	Senior Vice President of Exxon Mobil Corporation
Kathryn A. Mikells	Senior Vice President and Chief Financial Officer of Exxon Mobil Corporation
Jack P. Williams, Jr.	Senior Vice President of Exxon Mobil Corporation
Len M. Fox	Vice President and Controller of Exxon Mobil Corporation
Jon M. Gibbs	President of ExxonMobil Global Projects Company
Liam M. Mallon	Vice President of Exxon Mobil Corporation
Karen T. McKee	Vice President of Exxon Mobil Corporation
Craig S. Morford	Vice President, General Counsel and Secretary of Exxon Mobil Corporation
James M. Spellings, Jr.	Vice President, Treasurer and General Tax Counsel of Exxon Mobil Corporation
Darrin L. Talley	Vice President – Corporate Strategic Planning of Exxon Mobil Corporation

DIRECTORS:

Name	Present Principal Occupation or Employment
Michael J. Angelakis	Chairman and Chief Executive Officer of Atairos Group
Susan K. Avery	President Emerita, Woods Hole Oceanographic Institution
Angela F. Braly	Former Chairman, President and Chief Executive Officer of WellPoint, now Anthem
Ursula M. Burns	Former Chairman and Chief Executive Officer of VEON Ltd.
Kenneth C. Frazier	Executive Chairman, Merck & Co., Inc.
Gregory J. Goff	Former Executive Vice Chairman, Marathon Petroleum Corporation
Kaisa H. Hietala	Former Executive Vice President of Renewable Products of Neste Corporation
Joseph L. Hooley	Former Chairman, President and Chief Executive Officer of State Street Corporation
Steven A. Kandarian	Former Chairman, President and Chief Executive Officer of MetLife, Inc.
Alexander A. Karsner	Senior Strategist at X: the moonshot factory (formerly GoogleX)
Jeffrey W. Ubben	Founder, Portfolio Manager and Managing Partner of Inclusive Capital Partners, L.P.
Darren W. Woods	Chairman of the Board and Chief Executive Officer of Exxon Mobil Corporation

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.